Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 5 DATED JULY 7, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2015, as supplemented by Supplement No. 1, dated April 15, 2015, Supplement No. 2, dated May 1, 2015, Supplement No. 3 dated May 14, 2015 and Supplement No. 4 dated June 3, 2015, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 5 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offering; and
•	our recent acquisitions.
Status of Our Public Offering
 We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of July 1, 2015, we had received and accepted investors’ subscriptions for and issued 21,896,373 shares of our common stock in our public offering, resulting in gross offering proceeds of $326,688,543.
As of July 1, 2015, 45,100,885 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of December 30, 2015, unless extended, or the date on which the maximum offering amount has been sold.
Our Recent Property Acquisitions
As described in greater detail below, on June 11, 2015, we acquired Bella Terra at City Center Apartments and on June 25, 2015, we acquired Hearthstone at City Center Apartments, each a multifamily community located in Aurora, Colorado. These properties were acquired from selling entities ultimately controlled by the same parent company and are located in the same geographic area. In addition, on June 30, 2015, we acquired Arbors at Brookfield, a multifamily community located in Mauldin, South Carolina. With the acquisition of these three properties, we have invested over $687 million in 18 properties in nine states with 6,165 apartment homes. Our first seven properties were acquired in 2014; and we have purchased eleven properties to date in 2015.
Acquisition of Bella Terra at City Center Apartments
On June 11, 2015, or the BT closing date, we acquired a fee simple interest in a 304-unit multifamily residential community located in Aurora, Colorado, commonly known as Bella Terra at City Center Apartments, or the BT property, through STAR Bella Terra, LLC, or STAR BT, a wholly-owned subsidiary of our operating partnership.

Financing and Fees
STAR BT acquired the BT property from the seller for an aggregate purchase price of $37,600,000, exclusive of closing costs. STAR BT financed the payment of the purchase price for the BT property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $26,320,000 from PNC Bank, National Association, which we refer to as “PNC,” pursuant to the requirements of the Fannie Mae Structured ARM conventional product line, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “BT loan.” For additional information on the terms of the BT loan, see “—BT Loan” below.
An acquisition fee of approximately $393,000 was earned by our advisor in connection with the acquisition of the BT property. A loan coordination fee of approximately $263,200 was earned by our advisor in connection with the financing of the BT property.
Description of the BT Property
The BT property was constructed in 1980 and consists of 15 two- and three-story garden-style buildings and a clubhouse/leasing office situated on an approximately 10.6-acre site. The BT property is comprised of 64 studio apartment homes, 72 one-bedroom apartment homes and 168 two-bedroom apartment homes that average 676 square feet with an average monthly rent of $917 as of the BT closing date. Apartment amenities at the BT property include wood-burning fireplaces, spacious walk-in closets and balconies/patios. In addition, select units include washers and dryers and vaulted ceilings. Property amenities at the BT property include a clubhouse, a fitness center, a business center, a swimming pool with a spa, a picnic area with private barbecue stations, a playground and a basketball court. As of the BT closing date, the BT property was approximately 98% occupied.
As part of our value enhancement strategy, we intend to make strategic, interior and exterior enhancements when turning the apartment homes between residents at the BT property, including upgrading the exterior landscape and interior kitchens with modern appliances and hardware. Management believes the BT property is adequately covered by insurance and is suitable for its intended purposes.
The BT property faces competition from other multifamily apartment properties located in the greater Denver, Colorado market.
For federal income tax purposes, we estimate that the depreciable basis in the BT property will be approximately $31.7 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
BT Loan
In connection with the acquisition of the BT property, STAR BT borrowed $26,320,000 from PNC pursuant to the BT loan. The BT loan has a 120-month term with a maturity date of July 1, 2025. STAR BT paid a loan origination fee of $197,400 to PNC in connection with the BT loan.
Interest on the outstanding principal balance of the BT loan accrues at an initial rate of 2.655%, and an interest payment of $60,174 is due and payable on August 1, 2015. Beginning August 1, 2015 and continuing until the maturity date, a monthly interest payment on the outstanding principal balance of the BT loan that accrues at the one-month London Interbank Offered Rate (LIBOR) plus 2.47%, as further described in the BT loan agreement, is due and payable on the first date of each month. In addition, beginning on August 1, 2021 and continuing until the maturity date, a monthly payment of principal in the amount of $34,683 is due and payable on the first date of each month. The entire outstanding principal balance and any accrued and unpaid interest on the BT loan is due and payable in full on the maturity date.

STAR BT may voluntarily prepay all of the unpaid principal balance of the BT loan and all accrued interest thereon and other sums due to PNC under the loan documents following the first year anniversary of the BT loan, provided that STAR BT provides PNC with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the BT loan.
The performance of the obligations of STAR BT under the BT loan is secured by a Multifamily Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the BT property. Additionally, pursuant to an Assignment of Management Agreement, STAR BT assigned all of its rights under the BT Property Management Agreement (described below) to PNC upon an event of default under any of the loan documents.
In connection with the acquisition of the BT property, STAR BT also entered into an Environmental Indemnity Agreement, or the BT environmental indemnity, pursuant to which STAR BT agrees to indemnify, defend and hold harmless PNC and certain other parties identified in the BT environmental indemnity, from and against any actions, damages, claims or other proceedings that PNC or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the BT property or any other property from which hazardous materials derived or allegedly derived from the BT property, (2) any actual or alleged violation of any environmental laws applicable to the BT property, (3) any breach of any representation or warranty made in the BT environmental indemnity by STAR BT, (4) any failure by STAR BT to perform any of its obligations under the BT environmental indemnity, (5) any remedial work as defined in the BT environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the BT environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to PNC full and prompt payment and performance when due of all amounts for which STAR BT is personally liable under the loan documents, in addition to all costs and expenses incurred by PNC to enforce these rights.
Management of the BT Property
On the BT closing date, STAR BT and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement, or the BT property management agreement, pursuant to which the property manager serves as the exclusive leasing agent and manager of the BT property. Pursuant to the BT property management agreement, STAR BT is to pay the property manager a monthly management fee in an amount equal to 3% of the BT property’s gross collections (as defined in the BT property management agreement) for such month. The BT property management agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the BT property management agreement. STAR BT may terminate the BT property management agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the BT property management agreement due to a material breach of the other party’s obligations under the BT property management agreement that remains uncured for 30 days after notification of such breach.
On the BT closing date, STAR BT also entered into a Construction Management Services Agreement, or BT construction management agreement, with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the BT construction management agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the BT property for a construction management fee in an amount equal to 8% of the total cost of the improvements and renovations. The BT construction management agreement may be terminated by either party with 30 days prior written notice to the other party.
Acquisition of Hearthstone at City Center Apartments
On June 25, 2015, or the Hearthstone closing date, we acquired a fee simple interest in a 360-unit multifamily residential community located in Aurora, Colorado, commonly known as Hearthstone at City Center Apartments, or the Hearthstone property, through STAR Hearthstone, LLC, or STAR Hearthstone, a wholly-owned subsidiary of our operating partnership.

Financing and Fees
STAR Hearthstone acquired the Hearthstone property from the seller for an aggregate purchase price of $53,400,000, exclusive of closing costs. STAR Hearthstone financed the payment of the purchase price for the Hearthstone property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $37,380,000 from PNC pursuant to the requirements of the Fannie Mae Structured ARM Conventional product line, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “Hearthstone loan.” For additional information on the terms of the Hearthstone loan, see “—Hearthstone Loan” below.
An acquisition fee of approximately $558,000 was earned by our advisor in connection with the acquisition of the Hearthstone property. A loan coordination fee of approximately $373,800 was earned by our advisor in connection with the financing of the Hearthstone property.
Description of the Hearthstone Property
The Hearthstone property was constructed in 1984 and consists of 39 one- and two-story garden-style buildings and a clubhouse/leasing office situated on an approximately 18.2-acre site. The Hearthstone property is comprised of 168 one-bedroom apartment homes, 164 two-bedroom apartment homes and 28 three-bedroom apartment homes that average 874 square feet with an average monthly rent of $1,038 as of June 24, 2015. Apartment amenities at the Hearthstone property include spacious walk-in closets, balconies/patios and extra storage. In addition, select units include washers and dryers and fireplaces. Property amenities at the Hearthstone property include a swimming pool, a playground, a fitness center, a basketball court and a business center. As of June 24, 2015, the Hearthstone property was approximately 97.8% occupied.
As part of our value enhancement strategy, we intend to make strategic, interior enhancements when turning the apartment homes between residents at the Hearthstone property, including upgrading kitchens with modern appliances and the installation of flooring. Management believes the Hearthstone property is adequately covered by insurance and is suitable for its intended purposes.
The Hearthstone property faces competition from other multifamily apartment properties located in the greater Denver, Colorado market.
For federal income tax purposes, we estimate that the depreciable basis in the Hearthstone property will be approximately $46.2 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
Hearthstone Loan
In connection with the acquisition of the Hearthstone property, STAR Hearthstone borrowed $37,380,000 from PNC pursuant to the Hearthstone loan. The Hearthstone loan has a 120-month term with a maturity date of July 1, 2025. STAR Hearthstone paid a loan origination fee of $242,970 to PNC in connection with the Hearthstone loan.
Interest on the outstanding principal balance of the Hearthstone loan accrues at an initial rate of 2.667%, and an interest payment of $85,846 is due and payable on August 1, 2015. Beginning August 1, 2015 and continuing until the maturity date, a monthly interest payment on the outstanding principal balance of the Hearthstone loan that accrues at the one-month LIBOR plus 2.48%, as further described in the Hearthstone loan agreement, is due and payable on the first date of each month. In addition, beginning on August 1, 2019 and continuing until the maturity date, a monthly payment of principal in the amount of $52,232 is due and payable on the first date of each month. The entire outstanding principal balance and any accrued and unpaid interest on the Hearthstone loan is due and payable in full on the maturity date.

STAR Hearthstone may voluntarily prepay all of the unpaid principal balance of the Hearthstone loan and all accrued interest thereon and other sums due to PNC under the loan documents following the first year anniversary of the Hearthstone loan, provided that STAR Hearthstone provides PNC with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Hearthstone loan.
The performance of the obligations of STAR Hearthstone under the Hearthstone loan is secured by a Multifamily Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the Hearthstone property. Additionally, pursuant to an Assignment of Management Agreement, STAR Hearthstone assigned all of its rights under the Hearthstone Property Management Agreement (described below) to PNC upon an event of default under any of the Hearthstone loan documents.
In connection with the acquisition of the Hearthstone property, STAR Hearthstone also entered into an Environmental Indemnity Agreement, or the Hearthstone environmental indemnity, pursuant to which STAR Hearthstone agrees to indemnify, defend and hold harmless PNC and certain other parties identified in the Hearthstone environmental indemnity, from and against any actions, damages, claims or other proceedings that PNC or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the Hearthstone property or any other property from which hazardous materials derived or allegedly derived from the Hearthstone property, (2) any actual or alleged violation of any environmental laws applicable to the Hearthstone property, (3) any breach of any representation or warranty made in the Hearthstone environmental indemnity by STAR Hearthstone, (4) any failure by STAR Hearthstone to perform any of its obligations under the Hearthstone environmental indemnity, (5) any remedial work as defined in the Hearthstone environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the Hearthstone environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to PNC full and prompt payment and performance when due of all amounts for which STAR Hearthstone is personally liable under the loan documents, in addition to all costs and expenses incurred by PNC to enforce these rights.
Management of the Hearthstone Property
On the Hearthstone closing date, STAR Hearthstone and the property manager entered into a Property Management Agreement, or the Hearthstone property management agreement, pursuant to which the property manager serves as the exclusive leasing agent and manager of the Hearthstone property. Pursuant to the Hearthstone property management agreement, STAR Hearthstone is to pay the property manager a monthly management fee in an amount equal to 3% of the Hearthstone property’s gross collections (as defined in the Hearthstone property management agreement) for such month. The Hearthstone property management agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Hearthstone property management agreement. STAR Hearthstone may terminate the Hearthstone property management agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Hearthstone property management agreement due to a material breach of the other party’s obligations under the Hearthstone property management agreement that remains uncured for 30 days after notification of such breach.
On the Hearthstone closing date, STAR Hearthstone also entered into a Construction Management Services Agreement, or Hearthstone construction management agreement, with PCL. Pursuant to the Hearthstone construction management agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the Hearthstone property for a construction management fee in an amount equal to 8% of the total cost of the improvements and renovations. The Hearthstone construction management agreement may be terminated by either party with 30 days prior written notice to the other party.

Acquisition of Arbors at Brookfield
On June 30, 2015, or the Arbors closing date, we acquired a fee simple interest in a 702-unit multifamily residential community located in Mauldin, South Carolina, commonly known as Arbors at Brookfield, or the Arbors property, through STAR Brookfield, LLC, or STAR Brookfield, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR Brookfield acquired the Arbors property from the seller for an aggregate purchase price of $66,800,000, exclusive of closing costs. STAR Brookfield financed the payment of the purchase price for the Arbors property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $45,300,000 from Berkadia Commercial Mortgage LLC, which we refer to as “Berkadia,” pursuant to the requirements of the Fannie Mae Multifamily Delegated Underwriting and Servicing Loan Program, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “Arbors loan.” For additional information on the terms of the Arbors loan, see “—Arbors Loan” below.
An acquisition fee of approximately $733,000 was earned by our advisor in connection with the acquisition of the Arbors property. A loan coordination fee of approximately $453,000 was earned by our advisor in connection with the financing of the Arbors property.
Description of the Arbors Property
The Arbors property was constructed in four phases between 1989 and 1997 and consists of 35 two- and three-story garden-style buildings situated on an approximately 50-acre site. The Arbors property is comprised of 256 one-bedroom apartment homes, 342 two-bedroom apartment homes and 104 three-bedroom apartment homes that average 1,035 square feet with an average monthly rent of $766 as of June 29, 2015. Apartment amenities at the Arbors property include spacious floor plans, washer and dryer connections and private balconies/patios. In addition, select units include wood-burning fireplaces, exterior storage closets, sunrooms and pantry closets. Property amenities at the Arbors property include three clubhouses, a fitness center, sand volleyball court, three swimming pools, a dog park, a car care center, a cyber cafe, a picnic area, a movie theatre, two tennis courts, an outdoor playground and detached garages. As of June 29, 2015, the Arbors property was approximately 94.9% occupied.
As part of our value enhancement strategy, we intend to make interior and exterior enhancements when turning the apartment homes between residents at the Arbors property, including upgrading existing amenities and interior kitchens with modern appliances and hardware. Management believes the Arbors property is adequately covered by insurance and is suitable for its intended purposes.
The Arbors property faces competition from other multifamily apartment properties located in the greater Greenville, South Carolina market.
For federal income tax purposes, we estimate that the depreciable basis in the Arbors property will be approximately $59.2 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
Arbors Loan
In connection with the acquisition of the Arbors property, STAR Brookfield borrowed $45,300,000 from Berkadia pursuant to the Arbors loan. The Arbors loan has a 120-month term with a maturity date of July 1, 2025. STAR Brookfield paid a loan origination fee of $226,500 to Berkadia in connection with the Arbors loan.

Interest on the outstanding principal balance of the Arbors loan accrues at an initial rate of 2.526%, and an interest payment of $98,535 is due and payable on August 1, 2015. Beginning August 1, 2015 and continuing until the maturity date, a monthly interest payment on the outstanding principal balance of the Arbors loan that accrues at the one-month LIBOR plus 2.34%, as further described in the Arbors loan agreement, is due and payable on the first date of each month. In addition, beginning on August 1, 2018 and continuing until the maturity date, a monthly payment of principal in the amount of $68,276 is due and payable on the first date of each month. The entire outstanding principal balance and any accrued and unpaid interest on the Arbors loan is due and payable in full on the maturity date.
STAR Brookfield may voluntarily prepay all of the unpaid principal balance of the Arbors loan and all accrued interest thereon and other sums due to Berkadia under the loan documents following the first year of the Arbors loan, provided that STAR Brookfield provides Berkadia with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Arbors loan.
The performance of the obligations of STAR Brookfield under the Arbors loan is secured by a Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the Arbors property. Additionally, pursuant to an Assignment of Management Agreement, STAR Brookfield assigned all of its rights under the Arbors Property Management Agreement (described below) to Berkadia upon an event of default under any of the Arbors loan documents.
In connection with the acquisition of the Arbors property, STAR Brookfield also entered into an Environmental Indemnity Agreement, or the Arbors environmental indemnity, pursuant to which STAR Brookfield agrees to indemnify, defend and hold harmless Berkadia and certain other parties identified in the Arbors environmental indemnity, from and against any actions, damages, claims or other proceedings that Berkadia or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the Arbors property or any other property from which hazardous materials derived or allegedly derived from the Arbors property, (2) any actual or alleged violation of any environmental laws applicable to the Arbors property, (3) any breach of any representation or warranty made in the Arbors environmental indemnity by STAR Brookfield, (4) any failure by STAR Brookfield to perform any of its obligations under the Arbors environmental indemnity, (5) any remedial work as defined in the Arbors environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the Arbors environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to Berkadia full and prompt payment and performance when due of all amounts for which STAR Brookfield is personally liable under the loan documents, in addition to all costs and expenses incurred by Berkadia to enforce these rights.
Management of the Arbors Property
On the Arbors closing date, STAR Brookfield and the property manager entered into a Property Management Agreement, or the Arbors property management agreement, pursuant to which the property manager serves as the exclusive leasing agent and manager of the Arbors property. Pursuant to the Arbors property management agreement, STAR Brookfield is to pay the property manager a monthly management fee in an amount equal to 3% of the Arbors property’s gross collections (as defined in the Arbors property management agreement) for such month. The Arbors property management agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Arbors property management agreement. STAR Brookfield may terminate the Arbors property management agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Arbors property management agreement due to a material breach of the other party’s obligations under the Arbors property management agreement that remains uncured for 30 days after notification of such breach.

On the Arbors closing date, STAR Brookfield also entered into a Construction Management Services Agreement, or Arbors construction management agreement, with PCL. Pursuant to the Arbors construction management agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the Arbors property for a construction management fee in an amount equal to 8% of the total cost of the improvements and renovations. The Arbors construction management agreement may be terminated by either party with 30 days prior written notice to the other party.